Filed Pursuant to Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Callable Notes

Linked to the 10-Year Constant Maturity Treasury Rate

due September 2009

(the “Notes”)

US$1,000 original public offering price per unit

Private Offering Notice

Summary Terms

The Notes:

•        The Notes are designed for investors who believe that the 10-Year Constant Maturity Treasury Rate will be equal to or less than the strike rate indicated below at six-month intervals and who are willing to receive no return on their investment if the 10-Year Constant Maturity Treasury Rate is greater than the strike rate as of such six-month intervals. Investors must be willing to forego periodic payments of interest

•        The Notes are 100% principal protected.

•        Merrill Lynch & Co., Inc. will make no payments on the Notes prior to the maturity date or any anniversary date on which the Notes are automatically redeemed, as applicable.

•        Other than in connection with an automatic redemption, the Notes will not be redeemable prior to the maturity date.

•        The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$75,000 for residents of the European Economic Area), and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•        The Notes will not be listed on any securities exchange.

•        The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.             .

•        The settlement date for the Notes is expected to be September     , 2007.

Payment on the maturity date:

•        Unless the Notes have been subject to automatic redemption, an investor will receive a cash amount equal to $1,000 per unit on the maturity date.

Automatic redemption:

•        If the 10-Year Constant Maturity Treasury Rate is equal to or less than the strike rate on the fifth business day preceding any six-month anniversary of the issue date, the Notes will be automatically redeemed on the corresponding six-month anniversary date, and an investor will receive a return on your investment of:

•           4.625% (or $1,046.25 per unit) on the first (six-month) anniversary date; or $1,092.50 per unit on the second anniversary date; or

•           9.250% (or $1,092.50 per unit) on the second (twelve-month) anniversary date; or

•           13.875% (or $1,138.75 per unit) on the third (eighteen-month) anniversary date; or

•           18.500% (or $1,185.00 per unit) on the fourth (twenty-four-month) anniversary date.

•        Upon redemption, the Notes will no longer be outstanding and no additional payments will be made on the Notes on any subsequent anniversary date or on the maturity date.

Strike rate:

•        The strike rate will be a fixed rate which will be not greater than the level of the 10-Year Constant Maturity Treasury Rate on the pricing date plus 0.20%, and not less than such level minus 0.30%. The actual strike rate will be determined on the pricing date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-6 to PS-8 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.

The date of this Notice is August 24, 2007.

This Notice supplements the Preliminary Pricing Supplement, dated August 24, 2007 and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.